Chris T. Sullivan
Director
Officer:  Chairman of the Board
          Chief Executive Officer
Owner

Table I - Nonderitive Securities Acquired, Disposed of, or
Beneficially Owned:

Title of Security:       Common Stock, par value $.01
Transaction Date:        N/A
Transaction Code:        G, V
Securities Acquired:
     Amount:             2,430
     Acquired (A) or
     Disposed of (D): D
     Price:              N/A

Amount of Securities      Ownership Form                 Nature of
Beneficially Owned at     Direct (D)                     Indirect
End of Month:             Indirect (I)                   Ownership

   37,016                 D
    1,712                 D                              <F1>
  231,292                 I                              <F2>
8,373,761                 I                              <F3>



<F1> Owned by Mr. Sullivan as custodian for the benefit of his minor children.

<F2> Owned by Sullivan Family Investments, Ltd. for which Mr. Sullivan serves as general partner.

<F3> Owned by Multi-Venture Partners, Ltd., a Nevada limited partnership
     ("MVP"). Mr. Sullivan owns 27.16255% of MVP's partnership interests, and 40% of the general partner's .61343% partnership interests.


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

None.